UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

with a copy to:

Shearman & Sterling LLP
6 Battery Road #25-03

Singapore 049909
Attn: Sidharth Bhasin
(65) 6230-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85569C107	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Alpha Holdings Parent Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,235,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,235,032
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,235,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.91%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 85569C107	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Alpha Investment LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,235,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,235,032
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,235,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.91%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 85569C107	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Alpha GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,235,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,235,032
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,235,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.91%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 85569C107	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,775,073
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,775,073
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,775,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.75%
14		TYPE OF REPORTING PERSON (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) is being jointly filed on behalf of CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore (the “Aegis Stockholder”), CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands, CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands and CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands (collectively, the “Reporting Persons,” and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on March 23, 2018 (the “Initial Schedule”), as amended by Amendment No. 1 thereto filed on July 23, 2018 (together with the Initial Schedule and this Amendment, the “Schedule 13D”), which relates to the shares of common stock (the “StarTek Common Stock”), par value $0.01 per share of StarTek, Inc., a Delaware corporation (the “Issuer”).

This Amendment amends and supplements the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended to add the following:

On December 13, 2018, the Issuer and the Aegis Stockholder entered into a Securities Purchase Agreement (the “December 2018 Purchase Agreement”), pursuant to which the Aegis Stockholder purchased, and the Issuer issued and sold, 368,098 shares of StarTek Common Stock, at a purchase price of $6.52 per share, or a total purchase price of $2,400,000. The source of funds for the $2,400,000 payment was the Reporting Persons’ working capital.

On May 17, 2019, the Issuer entered into a Stock Purchase Agreement (the “May 2019 Purchase Agreement”) with the Aegis Stockholder, among others, pursuant to which the Aegis Stockholder purchased, and the Issuer issued and sold, 100,267 shares of StarTek Common Stock, at a purchase price of $7.48 per share, or a total purchase price of $749,997. The source of funds for the $749,997 payment was the Reporting Persons’ working capital. In connection with the May 2019 Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Aegis Stockholder, among others, pursuant to which the Issuer agreed to file a registration statement on Form S-3 to cover the resale of the shares issued pursuant to the May 2019 Purchase Agreement.

On June 29, 2020, the Issuer entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”) with CSP Victory Limited, an exempted limited company formed under the laws of the Cayman Islands, an entity controlled by CSP Management Limited (one of the Reporting Persons), pursuant to which CSP Victory Limited purchased, and the Issuer issued and sold, 1,540,041 shares of StarTek Common Stock, at a purchase price of $4.87 per share, or a total purchase price of $7,500,000. The source of funds for the $7,500,000 payment was the Reporting Persons’ working capital. In connection with the June 2020 Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “June 2020 Registration Rights Agreement”) with CSP Victory Limited, pursuant to which the Issuer agreed to file a registration statement on Form S-3 to cover the resale of the shares issued pursuant to the June 2020 Purchase Agreement.

A copy of the December 2018 Purchase Agreement, listed as Exhibit 99.8 hereto, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 14, 2018. Copies of the May 2019 Purchase Agreement and the Registration Rights Agreement, respectively listed as Exhibits 99.9 and 99.10 hereto, are incorporated by reference to Exhibits 10.1 and 10.2, respectively, to the Form 8-K filed by the Issuer with the SEC on May 20, 2019. Copies of the June 2020 Purchase Agreement and the June 2020 Registration Rights Agreement, respectively listed as Exhibits 99.9 and 99.10 hereto, are incorporated by reference to Exhibits 10.1 and 10.2, respectively, to the Form 8-K filed by the Issuer with the SEC on July 6, 2020.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Schedule 13D are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b)          The aggregate number and percentage of shares of StarTek Common Stock beneficially owned by the Reporting Persons is 22,775,073 newly issued shares, constituting approximately 56.75% of the outstanding shares of StarTek Common Stock. This percentage is based on an aggregate of 40,131,062 shares of StarTek common stock outstanding, which is based on 38,591,021 shares of StarTek Common Stock outstanding as of June 1, 2020, as provided by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2020, plus the 1,540,041 shares of StarTek Common Stock sold pursuant to the June 2020 Purchase Agreement.

The Reporting Persons beneficially owns 22,775,073 shares of StarTek Common Stock and have shared voting and dispositive power with regard to the 22,775,073 shares.  Other than the shared voting and dispositive power of the shares of StarTek Common Stock as set forth in this Schedule 13D, the Reporting Persons have not acquired and do not beneficially own any shares of StarTek Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A of the Initial Schedule beneficially own any shares of StarTek Common Stock, have the right to acquire any shares of StarTek Common Stock, have any power to vote or direct the vote of any shares of StarTek Common Stock, or have any power to dispose or direct the disposition of any shares of StarTek Common Stock; provided that Advance Crest Investments Limited, an entity controlled by Bharat Rao and Mukesh Sharda (each of whom are persons listed in Annex A of the Initial Schedule), is the beneficial owner of 274,064 shares of StarTek Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of StarTek Common Stock owned by Advance Crest Investments Limited.

(c)          Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A of the Initial Schedule have effected any transactions in the shares of StarTek Common Stock during the past sixty (60) days.

(d)          No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information contained in Item 3 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to add the following exhibits:

Exhibit No.	Description
Exhibit 99.8

Securities Purchase Agreement, dated as of December 13, 2018, by and between StarTek, Inc. and CSP Alpha Holdings Parent Pte Ltd (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by StarTek, Inc. with the SEC on December 14, 2018)

Exhibit 99.9

Stock Purchase Agreement by and between StarTek, Inc. and CSP Alpha Holdings Parent Pte Ltd. and the other Purchasers (as defined therein), dated as of May 17, 2019

10.2 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by StarTek, Inc. with the SEC on May 20, 2019)

Exhibit 99.10

Registration Rights Agreement by and between StarTek, Inc. and CSP Alpha Holdings Parent Pte Ltd. and the other Purchasers (as defined therein), dated as of May 17, 2019 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by StarTek, Inc. with the SEC on May 20, 2019)

Exhibit 99.11

Stock Purchase Agreement by and between StarTek, Inc. and CSP Victory Limited, dated as of June 29, 2020 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by StarTek, Inc. with the SEC on July 6, 2020)

Exhibit 99.10

Registration Rights Agreement by and between StarTek, Inc. and CSP Victory Limited, dated as of June 29, 2020 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by StarTek, Inc. with the SEC on July 6, 2020)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 14, 2020	CSP ALPHA HOLDINGS PARENT PTE LTD

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA INVESTMENT LP By: CSP Alpha GP Limited, its General Partner

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA GP LIMITED

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP MANAGEMENT LIMITED

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director